JOHN HANCOCK FUNDS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

John Hancock Funds, LLC (the "Company") is a direct wholly-owned subsidiary of John Hancock Advisers, LLC ("Advisers" or "Parent"). Advisers is a direct wholly-owned subsidiary of The Berkeley Financial Group, LLC (the "Berkeley Group"). The Berkeley Group is a direct wholly-owned subsidiary of John Hancock Subsidiaries, LLC ("Subsidiaries"). Subsidiaries is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act"). The Company was incorporated in the State of Delaware on January 19, 1991. The Company serves as the wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the "Funds") managed by the Berkeley Group.

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash. Cash includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Money Market Securities. The Company classifies its money market securities as trading securities and records these securities at fair value. The change in fair value related to trading securities is included in other revenue in the Statement of Operations. These securities primarily include investments in money market registered investment companies.

Deferred Selling Commissions. On July 1, 2013, the Company discontinued selling Class B-Shares. The Company formerly paid a selling commission to the selling broker/dealer for sales of the Funds that do not have a front-end sales charge, for Class B shares, which also carry Contingent Deferred Sales Charges ("CDSC"). B-Share selling commissions are capitalized as

deferred selling commissions, and are amortized on a straight-line basis over periods not to exceed six years. The Company also pays a selling commission to the selling broker/dealer for Class C Shares. C-Share selling commissions are also capitalized as deferred selling commissions, and are amortized on a straight-line basis over a period not to exceed one year.

The amortization periods are intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds upon redemption of Class B and C shares. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed. On an annual basis, the Company tests for impairment and none were noted for the year ended December 31, 2015.

Intangible Assets. Intangible assets include the distribution network of sales agents and producers responsible for procuring business. As a result of the acquisition of John Hancock by Manulife in 2004, $16,936,000 was initially recognized as the fair value of the distribution networks. Distribution networks are amortized over their respective estimated lives in other selling, general, and administrative expenses. Management determined at inception that these other intangible assets have an estimated definite life of 28 years.

Amortizing intangible assets are reviewed for impairment only upon the occurrence of certain triggering events. Impairments are recorded whenever the other intangible asset's fair value is deemed to be less than its carrying value.

Capitalized Software. Costs incurred for development of software which is intended for internal use is capitalized and amortized on a straight-line basis up to a 5-year useful life. The amortization period commences when the software is ready for use, and is intended to approximate the period of time over which the Company will benefit from the functionality of the software. The Company assesses the expected future benefit of the software at least annually to determine whether the value of the asset should be impaired.

Fair Value Measurements. Fair value is defined as the value that would be received to sell an asset in an orderly transaction between market participants at the measurement date; that is, an exit value. The exit value assumes the asset is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

- Level 3 – Fair value measurements using significant nonmarket observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

For the year ending December 31, 2015, money market securities are classified within Level 1 of the fair value hierarchy and based on quoted market prices. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2015.

Revenue Recognition. Selling commissions are recorded on the trade date. CDSC commissions are recognized as income when received. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Other revenue includes interest income which is recognized on an accrual basis.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to due from affiliated companies. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Foreign Currency Translation. Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Transactions in a foreign currency are initially recorded at the functional currency rate prevailing at the date of the transaction. Revenues and expenses are translated using the average exchange rates during the year. Gains or losses on foreign currency transactions are reflected in earnings.

Future Adoption of Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued a new revenue recognition standard that will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard clarifies revenue recognition principles, provides a robust framework for recognizing revenue and cash flows arising from contracts with customers and enhances qualitative and quantitative disclosure requirements. Accordingly, the adoption of this standard may impact the Company's revenue recognition and could result in additional financial statement disclosure. The

new standard is effective for fiscal years beginning after December 15, 2017, with early adoption permitted for fiscal years beginning after December 15, 2016. The Company will be required to apply the standard retrospectively, either using a full retrospective or a modified retrospective approach. The Company is assessing the impact of this standard.

Note 3 – Related Party Transactions

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Distribution Agreements. As the wholesale distributor and/or underwriter for the Funds managed by the Berkeley Group, the Company has distribution agreements with the Funds pursuant to which the Company earns selling commissions by making the Funds available to broker/dealers unrelated to JHUSA and to registered representatives of Signator Investors, Inc, ("Signator"), an indirect wholly-owned subsidiary of JHUSA. The Company reimburses Signator for certain marketing expenses. These expenses totaled $283,876 for the year ended December 31, 2015 and are included in marketing support expenses on the Statement of Operations.

The Company has entered into a Distribution Plan Service Agreement with Signator under which the Company pays Signator selling commissions and distribution expenses for selling certain Funds. The Company incurred and paid selling commissions of $2,767,508 and distribution expenses of $4,155,125 which are included in selling commissions and Rule 12b-1 service fees, respectively, in the Statement of Operations for the year ended December 31, 2015. Due to affiliated companies at December 31, 2015 includes $369,383 of combined selling commissions and Rule 12b-1 service fees due to Signator.

Rule 12b-1 Distribution Plans. The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. These plans are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. The Company incurred and paid John Hancock Distributors LLC ("Distributors") Rule 12b-1 distribution fees for distributing certain funds on behalf of the Company of $26,567,603 for the year ended December 31, 2015 and are included in Rule 12b-1 service fees paid in the Statement of Operations.

Service Agreements. The Company reimburses JHUSA for all payroll, rent, shared services, and other administrative expenses. These expenses amounted to $126,414,121 for the year ended December 31, 2015 and are included in other selling, general, and administrative expenses in the Statement of Operations.

Due from/to Affiliated Companies. Due from affiliated companies at December 31, 2015 included certain operating expenses paid by the Company on behalf of Advisers. Generally, these are settled monthly.

Due to affiliated companies at December 31, 2015 includes 12b-1 fee expenses, broker support expenses, payroll related expenses and other administrative expenses paid on behalf of the Company by Distributors, Signator, John Hancock Signature Services, Inc. ("Signature Services"), JHUSA, Manufacturers Life Insurance Company ("MLI") and MFC. Generally, these are settled monthly.

Capital Contribution. For the year ended December 31, 2015, the Company received cash capital contributions of $110,400,000 from Advisers.

Other Related Party Matters. The Company received approximately $50,682,513 in federal tax benefits from JHUSA and Advisers for 2015 for reimbursement of federal tax losses incurred.

Note 4 – Deferred Selling Commissions

The rollforward of deferred selling commissions as of December 31, 2015 is as follows:

Balance, beginning of year	$ 17,011,068
Additions	13,671,437
Amortization	(18,172,429)
Balance, end of year	$ 12,510,076

Note 5 – Intangible Assets

Intangible assets are as follows:

December 31, 2015	Gross Carrying Amount	Accumulated Net Amortization	Net Carrying Amount
Subject to amortization:			
Distribution network	$ 16,936,000	10,529,859	$ 6,406,141
Total	$ 16,936,000	10,529,859	$ 6,406,141

Amortization expense was $1,234,338 for the year ended December 31, 2015. The expense is recorded to other selling, general, and administrative expenses in the Statement of Operations. Amortization expense for other intangible assets is expected to be approximately $1,056,584 in 2016, $904,436 in 2017, $774,197 in 2018, $662,713 in 2019, and $567,282 in 2020. There were no intangible asset impairments in 2015.

JOHN HANCOCK FUNDS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 6 – Capitalized Software

Software is comprised of the following as of December 31, 2015:

Computer software	$	10,913,243
Less accumulated amortization		(6,651,170)
Balance, end of year	$	4,262,073

Amortization expense for the year ended December 31, 2015 amounted to $167,418 and is included in other selling, general and administrative expenses in the Statement of Operations.

Note 7 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for year ended December 31 2015 were as follows:

Current taxes		
Federal	$	(55,189,242)
Total		(55,189,242)
Deferred taxes		
Federal		(2,207,125)
Total		(2,207,125)
Total income tax expense (benefit)	$	(57,396,367)

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for year ended December 31, 2015 follows:

Tax at 35%	$	(57,978,418)
Add (deduct):		
Nondeductible expenses, including meals and entertainment		582,051
Prior year taxes		-
Total income tax expense (benefit)	$	(57,396,367)

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at each statement of

financial condition date. For December 31, 2015, deferred tax assets and liabilities consisted of the following:

Deferred tax assets:		
Pension	$	3,517,143
Severance		-
Total deferred income tax assets		3,517,143
Deferred income tax liabilities:		
Deferred selling commissions		4,378,527
Goodwill and other intangible assets, net		2,242,149
Other		173,715
Total deferred income tax liabilities		6,794,391
Net deferred tax assets (liabilities)	$	(3,277,248)

The Company has not recorded a valuation allowance with respect to the realizability of its deferred tax assets. In assessing the need for a valuation allowance, management considered the future reversal of taxable temporary differences, future taxable income exclusive of reversing temporary differences, taxable income in the carry back period, as well as tax planning strategies. Tax planning strategies were considered to the extent they were both prudent and feasible and if implemented, would result in the realization of deferred tax assets. Based on management's assessment of all available information, management believes that it is more likely than not the Company will realize the full benefit of its deferred tax assets.

The Company's common parent JHFC merged with Manulife Holdings Delaware LLC resulting in a new combined group for 2010 for tax purposes. The returns for the new combined group have not yet been examined.

With respect to the legacy JHFC group, the IRS has completed it examinations of tax years 1997 through 2009. The IRS has issued statutory notices of deficiency relating to issues unrelated to the Company for years 1997 through 2004. JHFC filed a petition in U.S. Tax Court to contest years 1997 to 2001 and the trial was completed in 2011 with final judgment entered on July 22, 2014. The IRS issued Revenue Agent Reports for tax years 2005 through 2009. Protests were filed with respect to disagreed issues unrelated to the Company. The IRS commenced its audit of tax years 2010 through 2013 in September 2014.

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in other selling, general and administrative expenses in the Statement of Operations. During the year ended December 31, 2015 the Company did not have any such interest expense.

Note 8 – Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2015 the Company had net capital, as defined, of $6,620,994. The minimum net capital requirement at December 31, 2015 was $250,000.

Note 9 – Commitments and Legal Proceedings

Commitments. The Company has entered into operating leases with unrelated parties for office space.

Minimum payments required under the leases are as follows:

		Office Space
Year ending December 31,	2016	$ 34,260
	2017	13,302
	2018	13,497
	2019	3,241
	2020	-
	Thereafter	-
		$ 64,300

Legal Proceedings. The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

Note 10 – Employee Benefit Plans

The Company participates in the John Hancock Supplemental Retirement Plan, a non-qualified defined contribution plan maintained by MFC, which was established as of January 1, 2008 with participant directed investment options. The expense for this plan was $1,510,869 in 2015 . The

prior non-qualified defined contribution plan was frozen except for grandfathered participants as of January 1, 2008, and the benefits accrued under the prior plan continue to be subject to the prior plan provisions. Accrued costs related to the non-qualified defined contribution plan were $10,048,980 at December 31, 2015, and are included in accounts payable and accrued expenses.

Note 11 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2015 financial statements through February 25, 2016, the date on which the financial statements were issued.